Mail Stop 3561

October 3, 2008

Mr. Michael J. Covey
Chief Executive Officer
Potlatch Forest Products Corporation
601 West 1st Ave., Suite 1600
Spokane, Washington 99201

Re: **Potlatch Forest Products Corporation**
         Form 10
         Filed September 15, 2008
         File No. 001-34146

Dear Mr. Covey:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note your response to comments 13, 20, and 29 of our letter dated August 29, 2008, we, however, reissue those comments. Please complete the remaining unfinished parts of your filing as soon as possible in order for us to complete our review.

Risk Factors, Page 10

2.   We note your response to comment seven of our letter dated August 29, 2008 and

reissue the comment. Since Potlatch Corporation, at its sole discretion and regardless of its current intentions, can waive or modify the conditions outlined on page 27 and 28, it appears a risk factor would be appropriate. Please revise accordingly.

<u>The Spin-Off, page 21</u>

3.   Please clarify whether the remaining industrial revenue bond portion of the REIT conversion indebtedness will remain with Potlatch Forest.

4.   Of the $162 million REIT conversion indebtedness to be transferred to Potlatch Corporation, please clarify how much of this debt relates to the assets to be transferred into NewCo.

<u>Management, page 73</u>

5.   Disclose the business experience of Mr. Carter from February 2005 to the present. Item 401(e) of Regulation S-K requires a brief description of the business experience for the past five years.

<u>Compensation Discussion and Analysis, page 77</u>

6.   We note your response to comment 30 of our letter dated August 29, 2008. Please provide a more detailed analysis regarding the exclusion of the compensation disclosure, including additional details of the duties and responsibilities of the named executive officers prior to the spin-off. To the extent possible, please clarify the extent of the officers' involvement with areas outside of the businesses to be retained by Potlatch Forest.

<u>Exhibits</u>

7.   Please file the Transition Service Agreement in its entirety. We note the exhibits to the agreement do not appear complete.

8.   Please incorporate your response to comment 34 of our letter dated August 29, 2008, in the appropriate places in the registration statement.

Combined Financial Statements

Notes to Combined Financial Statements

Summary of Principal Accounting Policies, F-13

General

9.   Please revise to disclose your accounting policy for of shipping and handling
        costs. For guidance, refer to EITF 00-10.

Revenue Recognition, F-15

10.   Please revise your disclosure to discuss how each of the four criteria outlined in
        SAB 104 specifically applies to each of your revenue streams (e.g. pulp and
        paperboard sales, consumer product sales, lumber sales, etc). Also, disclose
        significant terms and conditions related to sales, including any customer
        acceptance provisions and other post-delivery obligations, the nature and amounts
        of revenue dilution (e.g. product returns, inventory credits, rebates, trade
        discounts, volume incentives, etc.) and the related accounting policies.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

You may contact Ethan Horowitz at (202) 551-3311 or Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin S. Kim at (202) 551-3297 or Pamela Howell at (202) 551-3357 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: Justin D. Hovey, Esq.
        Fax: (415) 983-1200